Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate Reports Third Quarter Cash Flow of $50.5 million

     <<
                      Cash on Hand Reaches $235.9 million

            Notice: Conference Call and Webcast Today at 10:00 am ET
                    Dial in: +416-644-3425 or 1-800-594-3790
     >>

     VANCOUVER, Nov. 3 /CNW/ - (All figures in US dollars except where noted)
- Northgate Minerals Corporation ("Northgate" or the "Corporation") (TSX: NGX;
NYSE Amex: NXG) today announced its financial and operating results for the fiscal quarter ended September 30, 2009.

     <<
                         Third Quarter 2009 Highlights

     -   Generated excellent cash flow from operations of $50.5 million or
         $0.20 per share, for a year-to-date total of $145.7 million

     -   Reported adjusted net earnings of $7.7 million or $0.03 per share

     -   Produced 80,791 ounces of gold and 11.9 million pounds of copper at an average net cash cost of $539 per ounce of gold

     -   Sold 85,397 ounces of gold at a realized price of $982 per ounce and
         12.8 million pounds of copper at a realized price of $3.39 per pound

     -   Successfully completed an equity offering for net proceeds of $88.5 million to fund the development of the Young-Davidson mine

     -   Northgate's cash balance at the end of the third quarter 2009 was
         $235.9 million

     -   Successful organic growth at Northgate's operations:

         -  Discovered a significant extension of mineralization at
            Fosterville, confirming that the Phoenix fault system continues down plunge

         -  Discovered a new gold zone located 300 metres (m) east of current reserves at Young-Davidson. The new zone is completely open down dip. In addition to this discovery, Northgate also reported drill results for 29 shallow diamond drill holes located in and around historic mine workings immediately east of current reserves, which have the potential to add to the 2.8 million ounces of reserves already on the property

         -  Identified approximately 870,000 tonnes of additional mineral reserves containing 93,000 ounces at Stawell, extending the mine-
            life until Q2-2012
     >>

     Ken Stowe, President and CEO, stated: "Northgate continued to generate excellent cash flow from operations in the third quarter and is poised to generate our highest annual operating cash flow in 2009, which is highlighted by another record year of gold production. In addition to this milestone, we have made great strides at the Young-Davidson project through the signing of an Impact and Benefits Agreement with the Matachewan First Nation, the completion of a positive pre-feasibility study and an $88.5 million equity offering at the end of September to fund the development of the new
Young-Davidson mine. The feasibility study is well underway and we have approved the restart of ramp development and shaft dewatering in the fourth quarter in advance of breaking ground on construction of the new mine infrastructure in 2010. With our treasury in excellent shape, we look forward to building Young-Davidson over the next two years and creating additional value for our shareholders during the same period through continued reserve additions at our mines and projects."

     Financial Performance

     Northgate recorded consolidated revenue of $120.2 million in the third quarter of 2009, compared with $99.3 million in the same period last year.
Revenues were higher due to a 25% increase in gold production over the same period last year combined with higher realized metal prices for gold and copper in the most recent quarter. Revenues for the nine month period ending
September 30, 2009 were $374.3 million.
     The net loss for the quarter was $8.6 million or $0.03 per share compared with a net loss of $29.4 million or $0.12 per share in the corresponding quarter of 2008. Adjusted net earnings were $7.7 million or $0.03 per share in the third quarter of 2009, which was significantly higher than the adjusted net loss of $28.4 million or $0.11 per share in the same period last year.
Adjusted net earnings do not include certain non-cash items from its calculation of net earnings prepared in accordance with Canadian generally accepted accounting principles. Northgate has prepared this figure as it may be a useful indicator to investors. Non-cash items in the third quarter of
2009 include a $10.4 million write-down of investments in auction rate securities and a $5.8 million (net of tax) mark-to-market loss on Northgate's copper forward sales contracts.
     During the third quarter of 2009, Northgate generated excellent cash flow from operations of $50.5 million or $0.20 per share, which was a dramatic improvement over the $0.6 million or $0.00 per share generated in the corresponding quarter of 2008. In the first three quarters of 2009, Northgate has generated cash flow from operations of $145.7 million.
     In the third quarter of 2009, Northgate's cash and cash equivalents increased by $115.2 million following the completion of a bought deal financing with net proceeds of $88.5 million and strong free cash flow from operations. Northgate's balance sheet now boasts cash and cash equivalents of
$235.9 million and each operation is expected to generate strong operating cash flow for the balance of the year.

     Results from Operations

     Fosterville Gold Mine

     During the third quarter of 2009, a total of 201,130 tonnes of ore were mined, following on the excellent performance of 206,829 tonnes of ore mined in the previous quarter. In addition, mine development advanced a record
2,362m during the quarter. Year-to-date mining rates have increased by over
60% since Northgate took ownership of the mine in February 2008.
     A total of 201,866 tonnes of ore were milled at a grade of 4.51 grams per tonne (g/t) during the third quarter. Although the mill continued to operate at higher than plan throughput, mill head grades during the quarter were lower than expected due to dilution on some of the stopes mined and lower development grades. Mill head grades are expected to improve in the fourth quarter with the availability of higher grade stopes.
     Fosterville produced a total of 25,550 ounces of gold during the quarter, which was 65% higher than the 15,491 ounces produced in the corresponding quarter last year. However, production was lower than plan as a result of lower than expected head grades mined, delays in the start up of the carbon-in-leach (CIL) tails retreat and a five-day mill shutdown in late
September due to a process upset in the BIOX(R) circuit caused by a power outage at site. These issues have since been resolved and gold production forecast in the fourth quarter remains unchanged at 28,000 ounces. Fosterville is expected to produce over 105,000 ounces of gold for the full year 2009, which is a dramatic improvement over the 66,959 ounces produced in the previous year.
     The net cash cost of production during the quarter was $612 per ounce of gold, dramatically lower than the $940 per ounce recorded in the same period last year, but significantly higher than the costs recorded earlier in 2009 due to the rapid appreciation of the Australian dollar relative to the US dollar.

     Stawell Gold Mine

     Record quarterly ore production was achieved at Stawell in the third quarter, as 193,538 and 195,813 tonnes of ore were mined and milled, respectively. Underground mine development advanced a record 1,937m, which will allow for more mining front flexibility in the future. Gold production of
20,319 ounces was lower than forecast as lower grade ore was mined due to changes in the stoping sequence. However, the record development advance in the third quarter has established additional production fronts, which has improved ore availability. Stawell is forecast to produce 25,000 ounces of gold in the fourth quarter, for a total of 88,000 ounces of gold in 2009.
     Unit operating costs were at record lows during the quarter, as mining costs were A$56 per tonne of ore mined and milling costs were A$23 per tonne of ore milled.
     The net cash cost of production during the quarter was $694 per ounce of gold, which was lower than the $738 per ounce of gold recorded in the same period last year. The net cash cost in the most recent quarter was also adversely affected by the strength of the Australian dollar relative to the US dollar.

     Kemess South

     During the quarter, Kemess posted gold and copper production of 34,922 ounces and 11.9 million pounds, respectively, which was in line with
Northgate's production forecast. The net cash cost of production was $395 per ounce of gold, which was significantly lower than the $597 per ounce reported in the corresponding quarter of 2008. For the full year 2009, Kemess is forecast to produce 172,000 ounces of gold and 51.8 million pounds of copper at a net cash cost of $403 per ounce. While gold and copper production is in line with guidance, the net cash cost is forecast to be significantly lower, as a result of higher copper prices.
     During the third quarter of 2009, approximately 8.3 million tonnes of ore and waste were removed from the open pit compared to 5.9 million tonnes during the corresponding quarter of 2008. The higher tonnes moved in the most recent quarter resulted in significantly lower unit mining costs of Cdn$1.25 per tonne moved compared with Cdn$1.99 per tonne moved in the same period last year.
     Gold and copper recoveries in the third quarter were higher at 63% and
79%, respectively, compared with 60% and 69% reported in the third quarter of last year. Recoveries in the most recent quarter are dramatically higher due to improvements in the metallurgical process made earlier in the year, which have made the flotation circuit more efficient in processing lower grade ore with higher sulphide content. These improvements are noteworthy, as they will continue to have a positive impact on the profitability of the lower grade ore, which currently makes up the remaining reserves at Kemess.

     2009 Production Forecast

     Northgate's production forecast is set to achieve an annual record of
365,000 ounces of gold at a net cash cost of $493 per ounce, which has been revised slightly downwards form the previous forecast of 382,500 ounces. The annual production forecast for Kemess is in line with initial estimates, however, the production forecasts for Stawell and Fosterville have been reduced as previously discussed. Cash costs for the balance of 2009 are expected to be slightly higher as a result of the stronger Canadian and
Australian dollar relative to the US dollar and declining ore reserves at
Kemess. Northgate's production forecast for the balance of 2009 is outlined in the following table:

     <<
                                                 Forecast            Forecast
                              Actual (ounces)     (ounces)               2009
                   ---------------------------------------   Total  Cash Cost
                         Q1        Q2        Q3        Q4  (ounces)  ($/oz)(1)
     -------------------------------------------------------------------------
     Fosterville     25,779    25,416    25,550    28,000   105,000      $555
     Stawell         22,392    20,066    20,319    25,000    88,000      $596
     Kemess          59,306    47,895    34,922    30,000   172,000      $403
     -------------------------------------------------------------------------
                    107,477    93,377    80,791    83,000   365,000      $493
     -------------------------------------------------------------------------
     (1) Assuming copper price of $2.75/lb and exchange rates of US$/Cdn$0.95 and US$/A$0.925 for Q4 2009.
     >>

     Moving Ahead with Young-Davidson

     In July, Northgate released positive results from its pre-feasibility study for the Young-Davidson project and based on these results, immediately began work on a final feasibility study. During the third quarter, a trade-off study was completed on the underground shaft design required for mine operation. The decision was made to deepen the existing Matachewan
Consolidated Mine (MCM) shaft to provide access to raise (rather than sink) a new Young-Davidson production shaft, with the potential to advance the start of underground ore production by up to one year. As a result, the MCM shaft dewatering activities and driving of the underground ramp at site have resumed. The feasibility study is progressing on schedule and is expected to be completed by the end of 2009.
     Northgate took a critical step toward its goal of building a new mine at
Young-Davidson during the quarter with the successful closing of an $88.5 million equity issue to fund the development of the mine. Preparations are underway to begin construction at Young-Davidson in 2010.
     Environmental and permitting activities continued throughout the quarter in support of the project. In addition, the Young-Davidson management team continued to work with local First Nations, with consultations taking place on environmental permit applications and on the implementation of the recently signed IBA.

     Exploration Overview

     Fosterville Gold Mine

     During the third quarter, Northgate's exploration efforts at Fosterville continued to deliver excellent results. Drilling in the Phoenix Deeps returned an intersection of 10.1 g/t gold over 6.7m, including 17.6 g/t gold over 3.7m, confirming that the Phoenix fault system continues down plunge. Follow-up drilling is now underway to confirm the width and grade of the mineralization in the area.
     Drilling on the Phoenix Extension located just south of existing reserves was conducted in order to upgrade inferred mineral resources to reserve classification. Drilling in this area confirmed the continuity of mineralization down plunge from the current Phoenix orebody, indicating that any reserves ultimately defined can be mined using the existing infrastructure from the current production zone.
     In the fourth quarter of the year, drilling will continue in the Phoenix extension area and these results combined with the results of the Harrier exploration program will be incorporated into an updated year-end reserve statement, which will be released in the first quarter of 2010.

     Stawell Gold Mine

     Following the increase in mineral reserves and resources announced in
August, the exploration focus at Stawell has turned to definition and exploration drilling at newly discovered and existing zones in support of resource conversion and further mine-life extensions. To date, 39 holes totalling 39,600m have been completed.

     Young-Davidson

     At Young-Davidson, a new area of gold mineralization was discovered 300m east of current ore reserves when two geotechnical/condemnation holes intersected what appears to be the faulted off extension of the current syenite hosted Young-Davidson ore body. Several follow-up holes are currently being drilled to examine the extent of the mineralization in the area.
     In addition, 29 shallow exploration holes totalling 2,424m were drilled immediately east of the current ore reserve in and around historic mine workings. The purpose of the drill program was to assess the potential for high-grade mafic volcanic hosted gold mineralization within 50m of surface, which would have the potential to add open pit reserves in and around existing mine workings.
     The mafic volcanic exploration program returned a substantial number of gold intercepts: hole YD09-120 intersected 7.6 g/t gold over 13.5m and hole
YD09-114 intersected 13.8 g/t gold over 2.0m and 7.1 g/t gold over 3.8m.
Future work will include additional holes along strike to the east and a compilation of data to determine if there are further open pit resources.

     <<
     Summarized Consolidated Results

     (Thousands of
      US dollars,
      except where
      noted)                Q3 2009       Q3 2008      YTD 2009    YTD 2008(1)
     -------------------------------------------------------------------------
     Financial Data

     Revenue           $    120,163  $     99,267  $    374,278  $    324,240
     Adjusted net
      earnings(2)             7,660       (28,385)       45,030         9,871
       Per share
        (diluted)              0.03         (0.11)         0.18          0.04
     Net earnings            (8,563)      (29,438)       18,249        (7,926)
       Per share
        (diluted)             (0.03)        (0.12)         0.07         (0.03)
     Cash flow from
      operations             50,452           638       145,651        56,947
     Cash and cash
      equivalents           235,929        71,700       235,929        71,700
     Total assets      $    787,940  $    608,589  $    787,940  $    608,589
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Operating Data

     Gold production
      (ounces)
       Fosterville           25,550        15,491        76,745      40,561(3)
       Stawell               20,319        20,956        62,777        72,126
       Kemess                34,922        28,141       142,123       123,848
                           ---------------------------------------------------
       Total gold
        production           80,791        64,588       281,645       236,535
                           ---------------------------------------------------
     Gold sales (ounces)
       Fosterville           27,114        14,866        78,352        32,551
       Stawell               20,172        22,367        64,415        55,651
       Kemess                38,111        27,452       149,886       122,303
                           ---------------------------------------------------
       Total gold sales      85,397        64,685       292,653       210,505
                           ---------------------------------------------------
     Realized gold price
      ($/ounce)(4)              982           868           944           900
                           ---------------------------------------------------
     Net cash cost
      ($/ounce)(5)
       Fosterville              612           940           526         1,086
       Stawell                  694           738           573           650
       Kemess                   395           597           373           212
                           ---------------------------------------------------
     Average net cash
      cost ($/ounce)            539           725           459           465
                           ---------------------------------------------------
     Copper production
      (pounds)               11,934         9,195        40,746        37,515
     Copper sales (pounds)   12,816         8,633        40,795        38,089
     Realized copper price
      ($/pound)(4)             3.39          2.04          2.70          3.49
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) Gold sales, cash costs and Financial Data in YTD 2008 include the results for Fosterville and Stawell from the date of acquisition of
         February 19, 2008.
     (2) Adjusted net earnings is a non-GAAP measure. See section entitled
         "Non-GAAP Measures" in the Corporation's third quarter MD&A Report.
     (3) Production in YTD 2008 for Fosterville excludes the change in gold-
         in-circuit inventory previously recorded.
     (4) Metal pricing quotational period for Kemess is three months after the month of arrival (MAMA) at the smelting facility for copper and gold.
         Therefore, realized prices reported will differ from the average quarterly reference prices, since realized price calculations incorporate the actual settlement price for prior period sales, as well as the forward price profiles of both metals for unpriced sales at the end of the quarter.
     (5) Net cash cost per ounce of production is a non-GAAP measure. See section entitled "Non-GAAP Measures" in the Corporation's third quarter MD&A Report. Cash costs in YTD 2008 include the results for
         Fosterville and Stawell from the date of acquisition of February 19,
         2008.

     Interim Consolidated Balance Sheets
                                                    September 30  December 31
     Thousands of US dollars                                2009         2008
     -------------------------------------------------------------------------
                                                      (Unaudited)

     Assets
     Current Assets
     Cash and cash equivalents                       $   235,929  $    62,419
     Trade and other receivables                          32,126       18,310
     Income taxes receivable                                   -        6,837
     Inventories (note 3)                                 35,914       41,546
     Prepaids                                                886        1,989
     Future income tax asset                               6,670        5,259
     -------------------------------------------------------------------------
                                                         311,525      136,360
     Other assets                                         27,172       53,606
     Deferred transaction costs (note 6)                       -          775
     Future income tax asset                               4,638        3,741
     Mineral property, plant and equipment               408,491      357,725
     Investments (note 4)                                 36,114       39,422
     -------------------------------------------------------------------------
                                                     $   787,940  $   591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities        $    51,026  $    56,469
     Income taxes payable                                 26,891            -
     Short-term loan (note 5)                             41,825       43,096
     Capital lease obligations                             4,996        4,533
     Provision for site closure and reclamation
      costs                                               24,905        8,420
     Future income tax liability                               -        1,895
     -------------------------------------------------------------------------
                                                         149,643      114,413
     Capital lease obligations                             4,014        6,211
     Other long-term liabilities                           5,903        3,368
     Site closure and reclamation obligations             25,564       37,849
     Future income tax liability                               -       14,350
     -------------------------------------------------------------------------
                                                         185,124      176,191

     Shareholders' Equity
     Common shares (note 6)                              401,993      311,908
     Contributed surplus                                   6,091        5,269
     Accumulated other comprehensive loss                (11,281)     (89,503)
     Retained earnings                                   206,013      187,764
     -------------------------------------------------------------------------
                                                         602,816      415,438
     -------------------------------------------------------------------------
                                                     $   787,940  $   591,629
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

     Interim Consolidated Statements of Operations and Comprehensive Income
     (Loss)

     Thousands of
      US dollars,
      except share
      and per share
      amounts,          Three Months Ended Sep 30    Nine Months Ended Sep 30
      unaudited                2009          2008          2009          2008
     -------------------------------------------------------------------------
     Revenue           $    120,163  $     99,267  $    374,278  $    324,240
     -------------------------------------------------------------------------
     Cost of sales
      (note 3)               81,959        83,720       228,011       249,087
     Depreciation and
      depletion              27,804        20,172        77,393        49,005
     Administrative and
      general                 2,424         2,963         7,062         9,190
     Net interest income       (112)       (1,157)       (1,022)       (6,320)
     Exploration              3,132        10,247        11,872        27,765
     Currency translation
      loss (gain)             1,262           (40)        4,638        (6,947)
     Accretion of site
      closure and
      reclamation
      obligations               802           665         2,301         1,619
     Write-down of
      auction rate
      securities
      (note 4)               10,440        16,912        10,948        16,912
     Other expense
      (income) (note 11)       (125)         (106)         (953)      (10,682)
     -------------------------------------------------------------------------
                            127,586       133,376       340,250       329,629
     -------------------------------------------------------------------------
     Earnings (loss)
      before income
       taxes                 (7,423)      (34,109)       34,028        (5,389)
     Income tax
      recovery (expense)
       Current               (5,333)        2,779       (30,453)       (5,658)
       Future                 4,193         1,892        14,674         3,121
     -------------------------------------------------------------------------
                             (1,140)        4,671       (15,779)       (2,537)
     -------------------------------------------------------------------------
     Net earnings (loss)
      for the period         (8,563)      (29,438)       18,249        (7,926)

     Other comprehensive
      income (loss)
       Unrealized gain
        (loss) on available
        for sale
        securities           (3,622)      (15,713)       (3,308)      (22,838)
       Unrealized gain
        (loss) on
        translation of
        self-sustaining
        operations           29,527       (59,809)       70,582       (44,124)
       Reclassification
        of other than
        temporary loss on
        available for sale
        securities to net
        earnings             10,440        16,912        10,948        16,912
     -------------------------------------------------------------------------
                             36,345       (58,610)       78,222       (50,050)
     -------------------------------------------------------------------------
     Comprehensive
      income (loss)    $     27,782  $    (88,048) $     96,471  $    (57,976)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net earnings
      (loss) per share
       Basic           $      (0.03) $      (0.12) $       0.07  $      (0.03)
       Diluted                (0.03)        (0.12)         0.07         (0.03)
     Weighted average
      shares
      outstanding
       Basic            256,014,978   255,467,109   255,876,448   255,157,746
       Diluted          256,014,978   255,467,109   256,390,058   255,157,746
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     The accompanying notes form an integral part of these interim consolidated financial statements.

     Interim Consolidated Statements of Cash Flows

     Thousands
     of US dollars,     Three Months Ended Sep 30    Nine Months Ended Sep 30
     unaudited                 2009          2008          2009          2008
     -------------------------------------------------------------------------
     Operating
      activities:
       Net earnings
        (loss) for
        the period     $     (8,563) $    (29,438) $     18,249  $     (7,926)
     Non-cash items:
       Depreciation
        and depletion        27,804        20,172        77,393        49,005
       Unrealized
        currency
        translation
        loss (gain)           3,828           (42)        3,819        (4,311)
       Unrealized gain
        on derivative             -             -             -        (9,836)
       Accretion of site
        closure and
        reclamation
        obligations             802           665         2,301         1,619
       Loss on disposal
        of assets                93           156           276           112
       Amortization of
        deferred charges         89            54           196           161
       Stock-based
        compensation            352           417         1,106         1,730
       Accrual of employee
       severance costs          197           662         1,527           969
       Future income
        tax recovery         (4,193)       (1,892)      (14,674)       (3,121)
       Change in fair
        value of forward
        contracts             8,262       (22,984)       22,619        15,537
       Writedown of
        auction rate
        securities           10,440        16,912        10,948        16,912
     Changes in operating
      working capital
      and other (note 12)    11,341        15,956        21,891        (3,903)
     -------------------------------------------------------------------------
                             50,452           638       145,651        56,948
     -------------------------------------------------------------------------
     Investing activities:
       Release of
        restricted cash           -        14,340             -        67,496
       Increase in
        restricted cash        (302)         (811)         (438)      (24,723)
       Purchase of plant
        and equipment        (7,945)       (3,445)      (26,833)      (20,524)
       Mineral property
        development         (15,047)      (10,664)      (32,667)      (23,959)
       Transaction costs
        paid                      -          (679)            -        (2,912)
       Acquisition of
        Perseverance,
        net of cash
        acquired                  -             -             -      (196,590)
       Repayment of
        Perseverance hedge
        portfolio                 -             -             -       (45,550)
       Proceeds from sale
        of equipment             21            13           331         3,234
     -------------------------------------------------------------------------
                            (23,273)       (1,246)      (59,607)     (243,528)
     -------------------------------------------------------------------------
     Financing activities:
       Repayment of
        capital lease
        obligations          (1,145)       (1,508)       (3,804)       (4,916)
       Financing from
        credit facility         139           389           398         8,745
       Repayment of credit
        facility               (468)         (797)       (1,667)       (9,961)
       Repayment of other
        long-term
        liabilities              (4)            -          (328)         (746)
       Issuance of common
        shares               88,525           173        88,801         1,700
     -------------------------------------------------------------------------
                             87,047        (1,743)       83,400        (5,178)
     -------------------------------------------------------------------------
     Effect of exchange
      rate changes on
      cash and cash
      equivalents               944        (2,825)        4,066        (2,587)
     -------------------------------------------------------------------------
     Increase (decrease)
      in cash and cash
      equivalents           115,170        (5,176)      173,510      (194,345)
     Cash and cash
      equivalents,
      beginning of
      period                120,759        76,876        62,419       266,045
     -------------------------------------------------------------------------
     Cash and cash
      equivalents,
      end of period    $    235,929  $     71,700  $    235,929  $     71,700
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Supplementary cash flow information (note 12)

     Interim Consolidated Statement of Shareholders' Equity

                                          Number of       Common
     Thousands of US dollars,                Common       Shares  Contributed
     except common shares, unaudited         Shares       Amount      Surplus
     -------------------------------------------------------------------------
     Balance at December 31, 2007       254,452,862  $   309,455  $     3,940
       Transitional adjustment on
        adoption of inventory standard            -            -            -
       Shares issued under employee
        share purchase plan                 382,909          406            -
       Shares issued on exercise of
        options                             881,300        1,846         (492)
       Stock-based compensation                   -          201        1,821
       Net earnings                               -            -            -
       Other comprehensive income                 -            -            -
     -------------------------------------------------------------------------
     Balance at December 31, 2008       255,717,071      311,908        5,269
       Shares issued under new equity
        offering (note 6)                34,300,000       89,234            -
       Shares issued under
       employee share purchase plan         243,864          301            -
       Shares issued on exercise of
       options                              144,000          398         (132)
       Stock-based compensation                   -          152          954
       Net earnings                               -            -            -
       Other comprehensive income                 -            -            -
     -------------------------------------------------------------------------
     Balance at September 30, 2009      290,404,935  $   401,993  $     6,091
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Accumulated
                                              Other
     Thousands of US dollars,         Comprehensive     Retained
     except common shares, unaudited   Income (loss)    Earnings        Total
     -------------------------------------------------------------------------
     Balance at December 31, 2007       $    (3,282) $   176,663  $   486,776
       Transitional adjustment on
        adoption of inventory standard            -          381          381
       Shares issued under employee
        share purchase plan                       -            -          406
       Shares issued on exercise of
        options                                   -            -        1,354
       Stock-based compensation                   -            -        2,022
       Net earnings                               -       10,720       10,720
       Other comprehensive income           (86,221)           -      (86,221)
     -------------------------------------------------------------------------
     Balance at December 31, 2008           (89,503)     187,764      415,438
       Shares issued under new equity
        offering (note 6)                         -            -       89,234
       Shares issued under
       employee share purchase plan               -            -          301
       Shares issued on exercise of
       options                                    -            -          266
       Stock-based compensation                   -            -        1,106
       Net earnings                               -       18,249       18,249
       Other comprehensive income            78,222            -       78,222
     -------------------------------------------------------------------------
     Balance at September 30, 2009      $   (11,281) $   206,013  $   602,816
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these interim consolidated financial statements.

                             ---------------------
     This press release should be read in conjunction with the Corporation's third quarter MD&A report and accompanying unaudited interim consolidated financial statements, which can be found on Northgate's website at
www.northgateminerals.com, in the "Investor Info" section, under "Financial
Reports - Quarterly Reports".
                             ---------------------
     >>

     Q3 2009 Financial Results - Conference Call and Webcast

     You are invited to participate in today's live conference call and webcast discussing our third quarter financial results. The conference call and webcast will be held at 10:00 am Toronto time.
     You may participate in the Northgate Conference Call by calling
416-644-3425 or toll free in North America at 1-800-594-3790. To ensure your participation, please call five minutes prior to the scheduled start of the call.
     A live audio webcast and presentation package will be available on
Northgate's homepage at www.northgateminerals.com.

     Conference Replay

     A replay of the conference call will be available beginning on November
3, 2009 at 12:00 p.m. ET until November 17, 2009 at 11:59 p.m. ET.

     <<
     Replay Access No. 416-640-1917   Passcode: 4167 983 followed by the
                                                         number sign
     Replay Access No. 877-289-8525   Passcode: 4167 983 followed by the
                                                         number sign

                              --------------------
     >>

     Northgate Minerals Corporation is a gold and copper producer with mining operations, development projects and exploration properties in Canada and
Australia.  The company is forecasting record gold production of 365,000 ounces in 2009 and is targeting growth through further acquisition opportunities in stable mining jurisdictions around the world.

     <<
                              --------------------
     >>

     Cautionary Note Regarding Forward-Looking Statements and Information:

     This Northgate press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and
"forward-looking statements" within the meaning of the United States Private
Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes",
"anticipates", "budget", "scheduled", "estimates", "forecasts", "intends",
"plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might"
"be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk
Factors" in Northgate's Annual Information Form for the year ended December
31, 2008 or under the heading "Risks and Uncertainties" in Northgate's 2008
Annual Report, both of which are available on the SEDAR website at
www.sedar.com, should be reviewed in conjunction with the information found in this press release. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize.
Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this press release is made as of the date of this press release, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 363-1701 ext. 233, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG NXG)

CO:  Northgate Minerals Corporation

CNW 07:10e 03-NOV-09